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EXHIBIT 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Twelve Months Ended December 31
	2002	2001	2000
	(in thousands, except per share data)
Basic:
Average shares outstanding	24,896	25,767	27,489

Net Income	$48,305	$41,465	$39,705

Per Share Amount	$1.94	$1.61	$1.44

Diluted:
Average shares outstanding	24,896	25,767	27,489
Net effect of dilutive stock options based on the treasury stock method using the average market price.	735	895	595

Total Shares Outstanding	25,631	26,662	28,084

Net Income	$48,305	$41,465	$39,705

Per Share Amount	$1.88	$1.56	$1.41

Note: Amounts for 2000 have been restated for the 5% stock dividend paid during 2001.

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  EXHIBIT 11
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS